                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           BALANCED CARE CORPORATION
                                (Name of Issuer)

                                 COMMON SHARES
                         (Title of Class of Securities)

                                  057630-10-5
                                 (CUSIP Number)

                             IPC ADVISORS S.A.R.L.
                          28 rue Jean Baptiste Fresez,
                               L-1542 Luxembourg
                           TEL. NO.: 011-352-262-0471
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               RORY GREISS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 JULY 31, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                                            Page 1 of 20 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                            Page 2 of 20 Pages.

                                  SCHEDULE 13D

--------------------------                                  ------------------------
CUSIP NO. 057630-10-5                                        PAGE  3  OF 20 PAGES
                                                                  ---   ----
--------------------------                                  ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    IPC Advisors S.A.R.L.
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
                    INSTRUCTIONS)                                            (b) [ ]
  2
-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    WC
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEM 2(d) OR 2(e)                                         [ ]


-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Luxembourg

------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
   NUMBER OF        0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           17,040,000
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    17,040,000
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES (SEE INSTRUCTIONS)                                    [ ]
 12

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 ------------------------
CUSIP NO. 057630-10-5                                       PAGE  4  OF 20  PAGES
                                                                 ---   -----
--------------------------                                 ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    LXB Investments Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
                    INSTRUCTIONS)                                            (b) [ ]
  2

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]


-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER

                 7
   NUMBER OF        0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY
     EACH        8
   REPORTING        17,040,000
    PERSON      ---------------------------------------------------------------------
     WITH           SOLE DISPOSITIVE POWER
                 9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    17,040,000
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                     [ ]


-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 ------------------------
CUSIP NO. 057630-10-5                                       PAGE  5  OF 20  PAGES
                                                                 ---   -----
--------------------------                                 ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    Lillian Trust
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
                    INSTRUCTIONS)                                            (b) [ ]
  2

-------------------------------------------------------------------------------------
  3                 SEC USE ONLY


-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                         [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Guernsey, Channel Islands

-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
   NUMBER OF        0
    SHARES      ---------------------------------------------------------------------
 BENEFICIALLY       SHARED VOTING POWER
   OWNED BY      8
     EACH           17,040,000
   REPORTING    ---------------------------------------------------------------------
    PERSON          SOLE DISPOSITIVE POWER
     WITH        9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    17,040,000
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    17,040,000
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                     [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    49.8%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  6  OF 20  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    VXM Investments Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    WC
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          2,333,333.5
    REPORTING   ---------------------------------------------------------------------
     PERSON         SOLE DISPOSITIVE POWER
      WITH       9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    2,333,333.5
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    2,333,333.5
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    6.39%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  7  OF 20  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    Vivian Trust
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Geurnsey, Channel Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          2,333,333.5
    REPORTING   ---------------------------------------------------------------------
     PERSON         SOLE DISPOSITIVE POWER
      WITH       9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    2,333,333.5
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    2,333,333.5
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    6.39%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  8  OF 20  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    RH Investments Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    WC
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          2,333,333.5
    REPORTING   ---------------------------------------------------------------------
     PERSON         SOLE DISPOSITIVE POWER
      WITH       9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    2,333,333.5
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    2,333,333.5
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    6.39%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE  9  OF 20  PAGES
                                                                   ---   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    Rachel Trust
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Guernsey, Channel Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          2,333,333.5
    REPORTING   ---------------------------------------------------------------------
     PERSON         SOLE DISPOSITIVE POWER
      WITH       9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    2,333,333.5
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    2,333,333.5
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    6.39%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE 10  OF 20  PAGES
                                                                  ----   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    HR Investments Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    WC
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Cayman Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          2,333,333
    REPORTING   ---------------------------------------------------------------------
     PERSON         SOLE DISPOSITIVE POWER
      WITH       9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    2,333,333
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    2,333,333
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    6.39%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE 11 OF  20  PAGES
                                                                  ----   ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    Henry Trust
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Guernsey Channel Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          2,333,333
    REPORTING   ---------------------------------------------------------------------
     PERSON         SOLE DISPOSITIVE POWER
      WITH       9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
                10
                    2,333,333
-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                    2,333,333
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    6.39%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                         PAGE 12 OF 20  PAGES
                                                                  ----  ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                    NAMES OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                    The Monument Trust Company Limited
-------------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE    (a) [X]
  2                 INSTRUCTIONS)                                            (b) [ ]

-------------------------------------------------------------------------------------
                    SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                    SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                    N/A
-------------------------------------------------------------------------------------
                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5                 TO ITEMS 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                    Guernsey, Channel Islands
-------------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
    NUMBER OF       0
     SHARES     ---------------------------------------------------------------------
  BENEFICIALLY      SHARED VOTING POWER
    OWNED BY     8
      EACH          24,040,000; 17,040,000 as trustee of the Lillian Trust;
    REPORTING       2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as
     PERSON         trustee of the Vivian Trust; and 2,333,333 as trustee of the
      WITH          Henry Trust
                ---------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER
                 9
                    0
                ---------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER

                10  24,040,000; 17,040,000 as trustee of the Lillian Trust;
                    2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the Henry Trust

-------------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

                    24,040,000; 17,040,000 as trustee of the Lillian Trust;
                    2,333,333.5 as trustee of the Rachel Trust; 2,333,333.5 as trustee of the Vivian Trust; and 2,333,333 as trustee of the
                    Henry Trust
-------------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                 SHARES (SEE INSTRUCTIONS)                                    [ ]

-------------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                    58.4%
-------------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                    CO
-------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the common stock of the Issuer, par value $0.001 per share (the "Common Stock") of Balanced Care Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1215 Manor Drive, Mechanicsburg, Pennsylvania 17055.

Item 2.  Identity and Background.

         a. The names of the persons filing this statement are IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC Advisors"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), Lillian Trust, a Guernsey, Channel Islands Trust (the "Lillian Trust"); VXM Investments Limited, a Cayman Islands corporation ("VXM Investment"), Vivian Trust, a Guernsey, Channel Islands trust (the "Vivian Trust"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), Rachel Trust, a Guernsey, Channel Islands trust (the "Rachel Trust"), Henry Trust, a Guernsey, Channel Islands Trust (the "Henry Trust"), HR Investments Limited ("HR Investments") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation, as trustee of the Lillian Trust, the Vivian Trust, the Rachel Trust and the Henry Trust (the "Trustee" and, collectively with IPC Advisors, LXB Investments, the Lillian Trust, VXM Investments, the Vivian Trust, RH Investments, the Rachel Trust, HR Investments and the Henry Trust, the "Reporting Persons"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). LXB Investments owns 100% of the outstanding capital stock of IPC Advisors and the Lillian Trust owns 100% of the equity of LXB Investments. LXB Investments acquired 100% of the outstanding capital stock of IPC Advisors pursuant to an agreement, dated July 31, 2000, between LMR Investments Limited, a Cayman Islands corporation and LXB Investments. The Vivian Trust owns 100% of the outstanding capital stock of VXM Investments. The Rachel Trust owns 100% of the outstanding capital stock of RH Investments. The Henry Trust owns 100% of the outstanding capital stock of HR Investments.

         The Trustee has discretion regarding investment and voting decisions as trustee for the Lillian Trust, the Vivian Trust, the Rachel Trust and the Henry Trust. LMR Protector Limited, a Cayman Islands corporation, is the protector of the Lillian Trust, the Vivian Trust, the Rachel Trust and the Henry Trust and has the power under the trust declarations to remove or replace the Trustee.

         The names of the directors of IPC Advisors are Henry Reichmann and J.B. Unsworth. The names of the directors of LXB Investments, VXM Investments, RH Investments and HR Investments are Henry Reichmann and J.B. Unsworth. The names of the directors and executive officers of the Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner. The names of the directors and executive officers of LMR Protector Limited are J.B. Unsworth and Henry Reichmann.

         b. The business address of IPC Advisors is IPC Advisors S.A.R.L., 28 rue Jean Baptiste Fresez, L-1542 Luxembourg. The business address of each of the directors of IPC Advisors is IPC Advisors S.A.R.L., 28 rue Jean Baptiste Fresez, L-1542 Luxembourg.


         The business address for each of LXB Investments, VXM Investments, RH Investments and the HR Investments is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o



                                                        Page 13 of 20 Pages

Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of the Lillian Trust, the Vivian Trust, the Rachel Trust and the Henry Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE.

         The business address of the Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Trustee is as follows:

Simon Brooks                        14 New Street, St. Peter Port, Guernsey
Stephen John Harlow                 14 New Street, St. Peter Port, Guernsey
Simon Richard Henning               14 New Street, St. Peter Port, Guernsey
Geoffrey Robert Le Page             14 New Street, St. Peter Port, Guernsey
Andrew John Tabemer                 14 New Street, St. Peter Port, Guernsey
Ansel Edwin Holder                  Canada Court, Upland Road, St. Peter Port, Guernsey
Kenneth Rayner                      Canada Court, Upland Road, St. Peter Port, Guernsey

         The business address of LMR Protector Limited is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector Limited is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

         c. IPC Advisors, LXB Investments, VXM Investments, RH Investments and HR Investments are corporations whose principal business is to hold, finance and participate in investments. Each of the Lillian Trust, the Vivian Trust, the Rachel Trust and the Henry Trust is a trust whose principal business is to hold assets on behalf of beneficiaries of the trust. The Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

         The present principal occupation of each of the officers and directors of IPC Advisors is a private investor. The present principal occupation of each of the directors of LXB Investments, VXM Investments, RH Investments and HR Investments is a corporate executive.

         The present principal occupation of each of the directors and executive officers of the Trustee is as follows:

     Simon Brooks             Chartered Accountant
     Stephen John Harlow      Chartered Accountant
     Simon Richard Henning    Chartered Accountant
     Geoffrey Robert Le Page  Accountant
     Andrew John Tabemer      Chartered Accountant
     Ansel Edwin Holder       Managing Director - Banking
     Kenneth Rayner           Head of Trust for British Isles

         The present principal occupation of each of Henry Reichmann and J.B. Unsworth is a corporate executive.

         The present principal occupation of Joseph Reichmann is a corporate executive.

         d. During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).




                                                        Page 14 of 20 Pages

         e. During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. IPC Advisors is organized under the laws of Luxembourg. LXB Investments, VXM Investments, RH Investments and the Investments are organized under the laws of the Cayman Islands.

         Each of the directors of IPC Advisors is a Canadian citizen. Each of the directors of LXB Investments, VXM Investments, RH Investments and HR Investments is a Canadian citizen.

         Each of the Lillian Trust, the Vivian Trust, the Rachel Trust and the Henry Trust is organized under the laws of Guernsey, Channel Islands.

         The Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Trustee is a British citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         IPC Advisors entered into a subscription agreement with the Issuer on October 8, 1999, as amended and restated on October 11, 1999 (the "Subscription Agreement"), structured in two phases. In the first phase of the transaction, on October 11, 1999, IPC Advisors purchased 3,300,000 shares of the Series C Convertible Preferred Stock of the Issuer (the "Preferred Stock") for an aggregate purchase price of $4,125,000 convertible into Common Stock on a one-to-one basis.

         IPC Advisors obtained the funds for the purchase of the Preferred Stock through a loan from Canary Investments S.A.R.L., a Luxembourg corporation and a sister corporation of IPC Advisors.

         In the second phase of the transaction, on December 21, 1999, the shareholders of the Issuer approved IPC Advisors' purchase of 13,400,000 newly issued shares of Common Stock for an aggregate purchase price of $16,750,000 pursuant to the Subscription Agreement, and IPC Advisors and the Issuer completed the approved transaction. In connection therewith, 3,300,000 shares of Preferred Stock previously purchased by IPC Advisors pursuant to the Subscription Agreement were converted into 3,300,000 newly issued shares of Common Stock. As a result of these transactions and certain subsequent open market purchases, IPC Advisors presently owns 17,040,000 shares of Common Stock, representing approximately 49.8% of the equity interest in the Issuer.

         IPC Advisors obtained the funds for the purchase of the Common Stock from its working capital.

         Effective June 30, 2000, RH Investments entered into a purchase agreement with the Issuer pursuant to which the Issuer issued to RH Investment on July 31, 2000 an unsecured convertible grid debenture in the principal amount of $4,666,667, which debenture is convertible into 2,333,333.5 shares of Common Stock at a conversion price of $2.00 per share of Common Stock.





                                                        Page 15 of 20 Pages

         Effective June 30, 2000, VXM Investments entered into a purchase agreement with the Issuer pursuant to which the Issuer issued to VXM Investments on July 31, 2000 an unsecured convertible grid debenture in the principal amount of $4,666,667, which debenture is convertible into 2,333,333.5 shares of Common Stock at a conversion price of $2.00 per share of Common Stock.

         Effective June 30, 2000, HR Investments entered into a purchase agreement with the Issuer pursuant to which the Issuer issued to HR Investments on July 31, 2000 an unsecured convertible grid debenture in the principal amount of $4,666,666, which debenture is convertible into 2,333,333 shares of Common Stock at a conversion price of $2.00 per share of Common Stock.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         a. IPC Advisors directly holds 17,040,000 shares of Common Stock. LXB Investments, the Lillian Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

         b. IPC Advisors, LXB Investments, the Lillian Trust and the Trustee have shared voting and investment power with respect to the 17,040,000 shares of Common Stock, which represent approximately 49.8% of the issued and outstanding shares of Common Stock.




                                                        Page 16 of 20 Pages

         c. RH Investments directly holds 2,333,333.5 shares of Common Stock. The Rachel Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

         d. RH Investments, the Rachel Trust and the Trustee have shared voting and investment power with respect to the 2,333,333.5 shares of Common Stock.

         e. VXM Investments directly holds 2,333,333.5 shares of Common Stock. The Vivian Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

         f. VXM Investments, the Vivian Trust and the Trustee have shared voting and investment power with respect to the 2,333,333.5 shares of Common Stock.

         g. HR Investments directly holds 2,333,333 shares of Common Stock. They Henry Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

         h. HR Investments, the Henry Trust and the Trustee have shared voting and investment power with respect to the 2,333,333 shares of Common Stock.

         i. The Trustee may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of those shares directly held by IPC Advisors, RH Investments, VXM Investments and HR Investments equaling in the aggregate 24,040,000 shares of Common Stock, which represent approximately 58.4% of the issued and outstanding shares of Common Stock.




                                                        Page 17 of 20 Pages

                                   SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated:  August 1, 2000

                                          IPC Advisors S.A.R.L.


                                          By: /s/ J.B. Unsworth
                                             ---------------------------
                                          Name: J.B. Unsworth
                                          Title: Manager



                                          LXB Investments Limited


                                          By: /s/ J.B. Unsworth
                                             ---------------------------
                                          Name: J.B. Unsworth
                                          Title: Director


                                          Lillian Trust by The Monument Trust
                                          Company Limited in its capacity as
                                          Trustee


                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director


                                          The Monument Trust Company Limited in
                                          its capacity as Trustee of the Lillian
                                          Trust


                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director




                                                        Page 18 of 20 Pages

Dated:  July __, 2000

                                          VXM Investments Limited


                                          By: /s/ J.B. Unsworth
                                             ---------------------------
                                          Name: J.B. Unsworth
                                          Title: Director

                                          Vivian Trust by The Monument Trust
                                          Company Limited in its capacity as
                                          Trustee

                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director

                                          The Monument Trust Company Limited in
                                          its capacity as Trustee of the Vivian
                                          Trust

                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director





                                                        Page 19 of 20 Pages

Dated:  July __, 2000

                                          RH Investments Limited


                                          By: /s/ J.B. Unsworth
                                              ---------------------------
                                          Name: J.B. Unsworth
                                          Title: Director


                                          Rachel Trust by The Monument Trust
                                          Company Limited in its capacity as
                                          Trustee

                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director

                                          The Monument Trust Company Limited in
                                          its capacity as Trustee of the Rachel
                                          Trust

                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director

                                          HR Investments Limited

                                          By: /s/ J.B. Unsworth
                                             ---------------------------
                                          Name: J.B. Unsworth
                                          Title: Director

                                          Henry Trust by The Monument Trust
                                          Company Limited in its capacity as
                                          Trustee

                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director

                                          The Monument Trust Company Limited in
                                          its capacity as Trustee of the Henry
                                          Trust

                                          By: /s/ S.J. Harlow
                                             ---------------------------
                                          Name: S.J. Harlow
                                          Title: Director



                                                        Page 20 of 20 Pages